

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

<u>Via E-Mail</u>
Chunfeng Lu
President, Treasurer and Secretary
Basta Holdings, Corp.
Room 2105, Sino Life Tower, No. 707 Zhang Yang Rd. Pudong
Shanghai, China 200120

> **Re: Basta Holdings, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 6, 2013**
> **File No. 333-185572**

Dear Ms. Lu:

We have reviewed your registration statement and have the following comments.

<u>Summary Financial Information, page 6</u>

1. Please revise your filing to clearly state that the statement of operations results accumulated from inception to January 31, 2013 is unaudited.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345, or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: <u>Via Email</u>
Scott Doney, Esq.